EXHIBIT 3.3

                              ARTICLES OF AMENDMENT
                                       OF
                          ARTICLES OF INCORPORATION OF
                      PACIFIC AEROSPACE & ELECTRONICS, INC.


     Pursuant to RCW 23B.06.020, Pacific Aerospace & Electronics, Inc., a Washington corporation, by its undersigned officer, hereby delivers the following Articles of Amendment of Articles of Incorporation to the Secretary of State for filing:

     1.   The name of the corporation is Pacific Aerospace & Electronics, Inc.

     2. The text of the amendment setting forth the rights and preferences of the Series B Convertible Preferred Stock of the corporation is attached hereto as Exhibit A.

     3. The amendment was duly adopted by the Board of Directors on May 13, 1998, and shareholder action is not required.

     IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment in an official and authorized capacity under penalty of perjury this 14th day of May, 1998.

                                       PACIFIC AEROSPACE & ELECTRONICS, INC.


                                       By /s/ SHERYL A. SYMONDS
                                          --------------------------------------
                                          Sheryl A. Symonds
                                          Its Vice President, Administration

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                      DESIGNATION OF RIGHTS AND PREFERENCES
                                       OF
                      SERIES B CONVERTIBLE PREFERRED STOCK
                                       OF
                      PACIFIC AEROSPACE & ELECTRONICS, INC.


1. Designation. The Series B Convertible Preferred Stock of Pacific Aerospace & Electronics, Inc. (the "Corporation") shall consist of 200,000 shares, par value $0.001 per share, and shall be designated the "Series B Convertible Preferred Stock" (the "Series B Stock"). The Series B Stock shall have liquidation and dividend preferences on a parity with the Corporation's Series A Preferred Stock.

2. Dividends. Dividends shall be declared and set aside, out of funds or assets of the Corporation legally available therefor, for any shares of Series B Stock only on resolution of the Board of Directors in its sole discretion; provided, however:

     (a) no dividend may be declared or paid on shares of Common Stock if the net assets of the Corporation thereafter would be insufficient to make the liquidation payment described in Section 3(a) on all outstanding shares of Series B Stock;

     (b) if the Board of Directors declares a dividend payable on the outstanding shares of Common Stock, other than a dividend payable in shares of Common Stock, the holders of Series B Stock shall be entitled to a dividend per share of Series B Stock that would be payable on the number of shares of Common Stock into which a share of Series B Stock could be converted (as of the record date for the determination of holders of Common Stock entitled to receive such dividend) pursuant to Section 5 hereof; and

     (c) if the Board of Directors declares a dividend in respect of the outstanding Common Stock payable in shares of the Corporation's Common Stock, the number of shares of Common Stock to be received on the conversion of Series B Stock shall be adjusted as described in Section 5(d)(i).

3.   Liquidation, Dissolution, or Winding Up.

     (a)  Treatment at Liquidation, Dissolution, or Winding Up.

          (i) In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the holders of Series B Stock shall be entitled to be paid, before any sums are paid or any assets distributed among the holders of the shares of Common Stock or any junior series or class of preferred stock, out of the assets of the Corporation available for distribution to holders of the Corporation's capital stock, the sum of $100 (plus any

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               declared but unpaid dividends) per share of Series B Stock (which amount shall be subject to proportionate adjustment on any stock split, combination, reclassification, or other similar event involving the Series B Stock) or, if greater, the amount the holders of the Series B Preferred Stock would be entitled to receive as if all of the Series B Preferred Stock were converted into Common Stock.

          (ii) If the assets of the Corporation are insufficient to permit payment in full to the holders of Series B Stock as provided in this subsection (a), then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of Series B Stock and any other class or series of capital stock having parity with the Series B Stock in respect of such distributions according to the respective amounts that would be payable in respect of the shares held by them on such distribution if all amounts payable on or with respect to said shares were paid in full. After payment is made in full to the holders of Series B Stock, or funds needed for such payments shall have been set aside by the Corporation in trust for the account of holders of Series B Stock so as to be available for such payments, all remaining assets available for distribution to shareholders shall be distributed ratably solely among holders of shares of other shares of capital stock of the Corporation to the exclusion of the holders of shares of Series B Stock.

     (b)  Consolidations, Mergers, and Sales of Assets.

          (i) At least 20 days before the consolidation or merger of the Corporation into or with another corporation, as a result of which the holders of more than 50% of the shares of Common Stock receive cash, securities of another entity, or other property in exchange for their shares, or a sale of all or substantially all of the assets of the Corporation, the Corporation shall notify the holders of Series B Stock thereof in writing, and the closing of such event shall be regarded as a liquidation, dissolution, or winding up of the affairs of the Corporation within the meaning of Section 3(a); provided, however, that for 20 days after the date of such notice, each holder of Series B Stock shall have the right, exercisable by written notice to the Corporation, to elect the benefits of Section 3(b)(ii) hereof in lieu of receiving payment in liquidation, dissolution, or winding up of the Corporation pursuant to this Section 3(b)(i).

          (ii) As part of any consolidation, merger, or sale of assets described in Section 3(b)(i), provision shall be made so that each holder of Series B Stock shall be entitled to elect to receive in such

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               transaction for or in respect of the Series B Stock held by such holder, the number of shares of stock or other securities or property to which such holder would have been entitled if such holder had converted its shares of Series B Stock immediately before the closing of such consolidation, merger, or sale of assets.

     (c)  Distribution Other Than Cash. If the distribution provided for in this
          Section 3 is to be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

4.   Voting Rights.

     (a) Series Voting Rights. So long as any shares of the Series B Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series B Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting in which the holders of the Series B Stock vote separately as a voting group: (i) authorize, create, or issue or increase the authorized or issued amount of, any class or series of stock ranking prior to the Series B Stock, with respect to the payment of dividends or the distribution of assets on liquidation, dissolution, or winding up; (ii) amend, alter, or repeal the rights and preferences of the Series B Stock or the Articles of Incorporation or the Bylaws of the Corporation so as to affect materially and adversely any right, preference, privilege or voting power of the Series B Stock, provided, however, that any creation and issuance of other series of preferred stock having liquidation and dividend preferences on a parity with or subordinate to the Series B Stock shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers; (iii) effect any distribution with respect to any other class of the Corporation's capital stock of (1) shares of any class of its capital stock (other than a dividend or other distribution of Common Stock payable to the holders of Common Stock), (2) rights to purchase any class of its capital stock, or (3) other securities convertible into any class of its capital stock; or (iv) reclassify the Corporation's outstanding securities.

     (b) No General Voting Rights. Except with respect to transactions on which the Series B Stock is entitled to vote separately as a voting group pursuant to Section 4(a) above, or as otherwise required by Washington law, the holders of shares of Series B Stock shall not be entitled to vote.

5. Conversion. The holders of shares of Series B Stock shall have the following rights with respect to the conversion of shares of Series B Stock into shares of Common Stock ("Conversion Rights"):

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     (a)  Voluntary Conversion. Subject to Sections 5(a)(i), 5(e) and 6(b), any
          holder of Series B Stock may elect to convert all or any portion of his or her shares of Series B Stock (a "Voluntary Conversion") into a number of fully paid and nonassessable shares of Common Stock equal to the quotient that results when $100 is divided by the Conversion Price (as defined in Section 5(c)(iii)) then in effect for each share of Series B Stock so converted.

          (i) Timing. Voluntary Conversions may be exercised at any time or from time to time beginning 90 days after the date that the Series B Stock is initially issued (the "Issuance Date"). Notwithstanding the above, if any shares of Common Stock issuable upon conversion of Series B Stock are registered within such 90-day period in connection with an underwritten public offering by the Company, then Voluntary Conversion as to such shares of Common Stock may be exercised when the registration statement for such offering is declared effective by the Securities and Exchange Commission (the "Commission").

          (ii) Exercise Procedure. A Voluntary Conversion may be exercised by giving, at any time during normal business hours at the office of the Corporation or at such other place as the Company may designate in writing to the holders of the Series B Stock, written notice of the holder's election to convert, in a form required by the Corporation (a "Conversion Notice"), accompanied (or if the Conversion Notice is delivered by verifiable facsimile transmission, followed within 48 hours thereafter) by delivery of
               (1) the certificates evidencing the shares of Series B Stock to be converted, (2) if so required by the Corporation, instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or its duly authorized attorney, and (3) transfer tax stamps or funds therefor, if required pursuant to Section 5(h). The Conversion Notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable on such conversion shall be issued. The "Voluntary Conversion Date" shall be the date indicated in the Conversion Notice.

     (b)  Mandatory Conversion.

          (i) Subject to Section 6(b), on the fifth anniversary of the Issuance Date (the "Mandatory Conversion Date"), each share of then-unconverted Series B Stock shall automatically convert (the "Mandatory Conversion") into a number of fully paid and nonassessable shares of Common Stock equal to the quotient of $100 divided by the Conversion Price in effect on the Mandatory

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               Conversion Date, without any action on the part of the holder, and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent.

          (ii) Upon Mandatory Conversion, the holders of the Series B Stock shall surrender to the Corporation the certificates representing the then-unconverted shares of Series B Stock. The Corporation shall issue and deliver to each such holder within five trading days, in the name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series B Stock surrendered were convertible on the Mandatory Conversion Date. However, the Corporation need not issue certificates evidencing the shares of Common Stock issuable on conversion of any shares of Series B Stock unless certificates evidencing such shares of Series B Stock are either delivered to the Corporation or the holder has notified the Corporation that such certificates have been lost, stolen, or destroyed and has executed an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith.

     (c)  Conversion Price.

          (i) The term "Average Share Price" shall mean the average of the three lowest closing bid prices for shares of Common Stock as (1) quoted on Nasdaq NMS, (2) otherwise quoted on the Nasdaq system, or (3) reported by the National Quotation Bureau, Inc. or quoted on the Electronic Bulletin or the "Pink Sheets", as the case may be, during the 22 consecutive trading days before the date of, as applicable, any Voluntary Conversion Date or the Mandatory Conversion Date.

          (ii) The term "Maximum Conversion Price" shall mean $7.20 per share.

          (iii) The term "Conversion Price" shall mean:

               (1) the Maximum Conversion Price with respect to any conversion of Series B Stock made on or before the 270th day following the Issuance Date; or

               (2) with respect to any conversion of Series B Stock made after the 270th day following the Issuance Date, the lesser of (A) the Maximum Conversion Price, or (B) the Average Share Price as of the Conversion Date, (as defined in Section 5(m)). However, no conversion at a Conversion Price

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                    below the Floor Price (as defined in Section 5(c)(iv)) shall be allowed, except in compliance with Section 6(b)(i).

          (iv) The term "Floor Price" shall initially mean $5.67 per share. However, if any Common Stock issued upon conversion of Series B Stock is sold in connection with the exercise of piggyback registration rights under a Registration Rights Agreement between the holder of Series B Stock and the Corporation (an "Underwritten Offering"), then the Floor Price immediately after such sale shall be adjusted to an amount equal to:

               (A)  (1) the original purchase price of all Series B Stock, less
                    (2) the purchase price of the Series B Stock that was converted into the Common Stock sold in such offering; divided by

               (B) (1) 3,000,000, less (2) the number of shares of Common Stock issued upon conversion of Series B Stock and sold in the Underwritten Offering.

     (d)  Adjustments of Conversion Price and Mandatory Conversion Threshold.

          (i) Adjustments for Stock Splits, Stock Dividends, and Combinations. If the Corporation shall, at any time or from time to time after the Issuance Date, effect a stock split of the outstanding Common Stock or issue additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock of the Corporation, the Maximum Conversion Price and the Floor Price in effect immediately before such stock split, dividend, or distribution shall be proportionately decreased. If the Corporation shall at any time or from time to time after the Issuance Date combine the outstanding shares of Common Stock, then the Maximum Conversion Price and the Floor Price in effect immediately before the combination shall be proportionately increased. Any adjustments under this Section 5(d)(i) shall be effective at the close of business on the date of such stock split, dividend, distribution, or combination.

          (ii) Adjustments for Reclassification, Exchange, or Substitution. If the Common Stock is changed into the same or a different number of shares of any class or classes of stock at any time or from time to time after the Issuance Date, whether by reclassification, exchange, substitution, or otherwise (other than by way of a stock split or combination of shares or stock dividend provided for in Section 5(d)(i), or a reorganization, merger, consolidation, or sale of assets provided for in Section 5(d)(iii)), then, and in each event,

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               an appropriate revision , if any, to the Maximum Conversion Price and the Floor Price shall be made, and provisions shall be made (by adjustment of the Conversion Price or otherwise) so that the holder of each share of Series B Stock shall have the right thereafter to convert such share of Series B Stock into the kind and amount of shares of stock and other securities receivable on reclassification, exchange, substitution, or other change, by holders of the number of shares of Common Stock into which such share of Series B Stock might have been converted immediately before such reclassification, exchange, substitution, or other change, all subject to further adjustment as provided herein.

          (iii) Adjustments for Reorganization, Merger, Consolidation, or Sale of Assets. If at any time or from time to time after the Issuance Date there is a capital reorganization of the Corporation (other than by way of a stock split or combination of shares or stock dividends or distributions provided for in Section 5(d)(i), or a reclassification, exchange, or substitution of shares provided for in Section 5(d)(ii)), or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties or assets to any other person, then as a part of such reorganization, merger, consolidation, or sale, then an appropriate revision to the Maximum Conversion Price and the Floor Price shall be made, and provision shall be made (by adjustment of the Conversion Price or otherwise) so that the holder of each share of Series B Stock shall have the right thereafter to convert such share of Series B Stock into the kind and amount of shares of stock and other securities or property of the Corporation or any successor corporation resulting from such reorganization, merger, consolidation, or sale, to which a holder of Common Stock deliverable on conversion of such shares would have been entitled on such reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of this Section 5(d)(iii) with respect to the rights of the holders of the Series B Stock after the reorganization, merger, consolidation, or sale to the end that the provisions of this Section 5(d)(iii) (including any adjustment in the applicable Conversion Price then in effect and the number of shares of stock or other securities deliverable on conversion of the Series B Stock) shall be applied after that event in as nearly an equivalent manner as may be practicable.

     (e) Restriction on Number of Shares Converted. No holder of Series B Stock shall be entitled to convert voluntarily more than the number of shares of Series B Stock that, when converted, would result in such holder owning at any one time 9.9 percent or more of the total number of the outstanding shares of Common Stock.

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     (f)  No Impairment. The Corporation shall not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the performance of all the provisions of this Section 5 and in the taking of all such action needed to protect the Conversion Rights of the holders of the Series B Stock against impairment.

     (g) Certificate as to Adjustments. On occurrence of each adjustment or readjustment of the Conversion Price or number of shares of Common Stock issuable on conversion of the Series B Stock pursuant to this
          Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof. At the request of any holder of Series B Stock, the Corporation shall give such holder a certificate from the Corporation's independent auditors setting forth such adjustment and readjustment, showing in detail the facts on which such adjustment or readjustment is based, the applicable Conversion Price in effect at the time and the number of shares of Common Stock and the amount, if any, of other securities or property that at the time would be received on the conversion of a share of such Series B Stock. Notwithstanding the foregoing, the Corporation need not deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent of such adjusted number of shares or amount since the last request from such holder.

     (h) Issue Taxes. The Corporation shall pay any and all issue, stamp, documentary and other taxes, excluding federal, state, or local income taxes, that may be payable in respect of any issuance or delivery of shares of Common Stock on conversion of shares of Series B Stock pursuant hereto; provided, however that the Corporation need not pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

     (i) Fractional Shares. The Corporation shall not be required to issue fractional shares of Common Stock on conversion of the Series B Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation may at its option pay cash equal to the product of such fraction multiplied by the Conversion Price on the Conversion Date.

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     (j)  Reservation of Common Stock. The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series B Stock, the full number of shares deliverable on conversion of all the shares of Series B Stock from time to time outstanding.

     (k) Regulatory Compliance. If any shares of Common Stock to be reserved for the purpose of conversion of Series B Stock require registration or listing with or approval of any governmental authority, stock exchange, or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered on conversion, the Corporation shall, at its sole cost and expense, in good faith and as expeditiously as possible, endeavor to secure such registration, listing, or approval, as the case may be.

     (l) Late Fee. If, for any reason other than the failure of a holder of Series B Stock to comply with its obligations or any applicable restrictions hereunder, the Corporation neither converts shares of Series B Stock to Common Stock nor redeems them pursuant to Section 6(b) within five trading days after receipt of a Conversion Notice in proper form and the related stock certificate and other items required by the Corporation for conversion from a holder of Series B Stock then entitled to convert such shares, the holder thereof shall be entitled to receive from the Corporation a payment equal to 2% of the liquidation preference of such shares for each month (or a ratable portion thereof for any fractional month) the conversion or redemption is delayed.

     (m) Effective Date of Conversion. Conversion of Series B Stock shall be deemed to have been effected on the applicable Voluntary Conversion Date or Mandatory Conversion Date, and such date is referred to herein as the "Conversion Date." The converting holder shall be deemed to have become a stockholder of record on the applicable Conversion Date of the Common Stock into which the Series B Stock is converted.

6. Redemption. Except as specifically described in this Section, the Corporation shall not be entitled to redeem or retire all or any part of the Series B Stock without the consent or affirmative vote of the holder of record of each share to be redeemed or retired.

     (a) Voluntary Redemption. The Corporation may elect to redeem all or any portion of any unconverted Series B Stock at any time (the "Redeemable Shares") upon 20-days prior written notice to the holder thereof ("Voluntary Redemption Notice"). In such case, the holder of such stock shall have the right to either: (1) exercise its Conversion Rights against the stock to be redeemed, or (2) accept the redemption. The holder of such stock shall notify the Corporation in writing of its election within 15 days after receiving the Voluntary Redemption Notice. Failure to respond

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          on a timely basis to the Voluntary Redemption Notice within such time period shall be deemed an acceptance of such redemption.

     (b)  Mandatory Redemption and Shareholder Approval.

          (i) When Required. If the average closing bid price (1) quoted on Nasdaq NMS, (2) otherwise quoted on the Nasdaq system, or (3) reported by the National Quotation Bureau, Inc. or quoted on the Electronic Bulletin or the "Pink Sheets", as the case may be, for the Common Stock remains below the Floor Price for any 30 consecutive trading days occurring 90 days after the Issuance Date, and a Voluntary Conversion is properly requested or Mandatory Conversion is required, then the Corporation shall, at the Corporation's election, (A) redeem any Redeemable Shares in excess of the number of shares that would result in the issuance of 3,000,000 shares of Common Stock ("Mandatory Redemption"), or
               (B) obtain any shareholder approval necessary under its Nasdaq maintenance requirements to allow the Voluntary or Mandatory Conversion to occur.

          (ii) Redemption Period; Penalty. The Corporation shall complete any Mandatory Redemption or obtain any required shareholder approval, within 45 calendar days after the expiration of the relevant 30-day trading period (the "Redemption Period"). If the Corporation fails to complete such Mandatory Redemption or to obtain any required shareholder approval within the Redemption Period, then the Corporation shall pay a cash penalty to the holders of such shares of 2% of the liquidation preference of such shares per month until the Mandatory Redemption occurs or the required shareholder approval is obtained.

     (c) Redemption Price. The Corporation shall promptly pay to the redeeming holder $115 for each Redeemable Share (which amount shall be subject to proportionate adjustment on any stock split, combination, reclassification, or other similar event involving the Series B Stock) plus any declared but unpaid dividends (together, the "Redemption Price").

     (d) Effective Date of Redemption. Redemption of Series B Stock shall be deemed to have been effected on the applicable Voluntary Redemption Date or Mandatory Redemption Date, and such date is referred to herein as the "Redemption Date." The redeeming holder shall cease to be a stockholder of record as to the Common Stock issued upon redemption of the Series B Stock on the applicable Redemption Date.

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     7.   Bank Restrictions. If any cash payment, including any penalty, otherwise payable in connection with the Series B Stock or with the Common Stock issued upon conversion of such stock, is subject to approval by the Corporation's senior secured lender (the "Lender"), then the Corporation shall use its best efforts to obtain such approval before the payment is due. If the Lender does not approve any payment within 20 days after it is due, then the Corporation shall issue a subordinated debenture, in a principal amount equal to, and in full satisfaction of, each such payment, to the holders of the Series B Stock or of the Common Shares issued upon conversion of the Series B Stock, as the case may be, on a pro rata basis. However, the issuance of subordinated debentures in lieu of any penalty payment shall not effect the accrual of future penalties which may also be required to be converted into subordinated debentures under this Section 7. All of these subordinated debentures shall be subordinated to the Corporation's debt to the Lender, shall bear interest at 12% per annum, and shall be payable in full as soon the Lender no longer prohibits payment of such subordinated debentures.

     8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by verifiable facsimile, or three business days after being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the Corporation at its offices or to the holder of record at its address appearing on the books of the Corporation, as applicable.

     9. Surrender and Replacement of Certificates. On conversion or redemption of only a portion of the number of shares of Series B Stock represented by a certificate surrendered for conversion or redemption, the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new certificate covering the number of shares of Series B Stock representing the unconverted and unredeemed portion of the certificate so surrendered.

     10. No Preemptive Rights. Except as specifically provided herein, no holder of Series B Stock shall be entitled to subscribe for, purchase, or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class or bond or debentures, or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

     11. Amendment; Waivers. Any provision of this Designation of Rights and Preferences may be amended or waived (i) by the holders of two-thirds of the Series B Stock at a meeting at which such amendment or waiver is presented and which is attended by a majority of the shares of the then-outstanding Series B Stock, in person or by proxy; or (ii) by the written consent of the holders of two-thirds of all outstanding shares of Series B Stock.

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